ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated February 3, 2012

Business Development Companies (BDCs)	ETRACS

ETRACS 2xLeveraged Long Wells Fargo Business Development Company Index

Profile		Ticker: BDCL
Underlying Index	Wells Fargo Business Development Company Index
Ticker	BDCL	Key Features Leveraged quarterly income potential Leveraged diversified exposure to BDCs through a single investment Convenience of an exchange- traded security
Issuer	UBS AG
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)
Current Annual Index Yield[2]	9.78%
Current Annual Leveraged Yield[2]	18.71%
CUSIP	90267B765
Primary Exchange	NYSE Arca
Initial Trade Date	May 24, 2011
Maturity Date	May 24, 2041
Leverage	2x
Annual Tracking Fee (%)*	0.85%
*As of December 31, 2011. See “Risks to consider” and the disclaimer for more information.

About the ETN

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return on a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities, and currencies.

Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. The ETRACS 2xLeveraged Long Wells Fargo Business Development Company Index is designed to track a leveraged investment in the Wells Fargo Business Development Company Index (the “Index”), and pay a variable quarterly coupon linked to the leveraged cash distributions associated with the underlying Business Development Company (“BDC”) constituents, less financing costs and investor fees.

About the Index

According to Wells Fargo Securities, LLC, the Index sponsor, the Wells Fargo Business Development Company Index is a float adjusted, capitalization-weighted Index that is intended to measure the performance of all Business Development Companies (“BDC”) that are listed on the New York Stock Exchange (“NYSE AMEX”) or NASDAQ and satisfy specified market capitalization and other eligibility requirements. To qualify as a BDC, the company must be registered with the Securities and Exchange Commission (“SEC”) and have elected to be regulated as a BDC under the Investment Company Act of 1940 (“1940 Act”). The Index was created in January 2011 and has no performance history prior to that date.

Characteristics

Number of holdings: 28 BDCs

Top 10 Holdings
Ares Capital Corp	ARCC	10.16%
Prospect Capital Corp	PSEC	9.86%
American Capital Ltd	ACAS	8.74%
Apollo Investment Corp	AINV	8.07%
Fifth Street Finance Corp	FSC	6.68%
Solar Capital Ltd	SLRC	6.60%
BlackRock Kelso Capital Corp	BKCC	5.52%
PennantPark Investment Corp	PNNT	4.57%
Main Street Capital Corp	MAIN	4.33%
Triangle Capital Corp	TCAP	3.97%

Source: Wells Fargo; as of December 31, 2011

Benefits of investing in the ETN

•	Leveraged exposure to a portfolio of Business Development Companies through a single investment.
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Leveraged income potential via variable quarterly coupons linked to the cash distributions, if any, paid on the BDCs in the Index, less investor fees. If the BDCs do not make distributions or those distributions do not overcome the investor fees, then investors will not receive any coupons.

Risks to consider

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your investment — The ETNs are exposed to two times any monthly decline in the level of the Index. The compounded leveraged monthly return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee Amount, if applicable, less any Coupon Amounts and Stub Reference Distribution Amount, if any, in order for you to receive an aggregate amount over the term of the ETN equal to your initial investment in the ETN. If the compounded leveraged monthly return of the Index is insufficient to offset such negative effect, or if the compounded leveraged monthly return of the Index is negative, you will lose some or all of your investment at maturity, call, acceleration or upon early redemption. In addition, Coupon Amounts, if any, will be reduced by the Accrued Fees. See “Risk Factors — You are not guaranteed any coupon payments.”

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Correlation and compounding risk — A number of factors may affect the ETN’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETN will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETN for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and the Redemption Fee Amount, if any. In particular, significant adverse monthly performances of your ETNs may not be offset by subsequent beneficial monthly performances of equal magnitude.

•	Leverage risk — The ETNs are two times leveraged long with respect to the Index, which means that you will benefit two times from any

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

Historical returns

	Since Index Inception
	Total Return	Annualized Return	3 Months	6 Months
Wells Fargo Business Development Company Index	-17.99%	-19.33%	6.79%	-14.62%
S&P 500 Index Total Return	0.51%	0.55%	11.82%	-3.69%
S&P 500 Financials Total Return Index	-18.56%	-19.94%	10.82%	-14.44%
S&P Listed Private Equity Total Return Index	-19.68%	-21.12%	8.33%	-20.98%

Historical results for the period from January 28, 2011 through December 31, 2011.

Source: UBS Investment Bank, publicly available data.

Historical information presented is as of December 31, 2011 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index Comparisons

The graph illustrates the historical returns of the Index from January 28, 2011 through December 31, 2011 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

beneficial, but will be exposed to two times any adverse, monthly performance of the Index, before accounting for the Accrued Fees and Redemption Fee Amount, if any.
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Market risk — The return on the ETNs, which may be positive or negative, is linked to the compounded leveraged monthly return on the Index which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index constituents or the markets generally.

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Credit of issuer — The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity, call or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, call or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.[1]

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A trading market for the ETNs may not develop — Although the ETNs have been approved for listing on NYSE Arca, subject to official notice of issuance, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs shown on the cover of the ETRACS Prospectus. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

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Limited performance history — The return on the ETNs is linked to the performance of the Index, which was introduced on January 28, 2011. As a result, the Index has a limited performance history, and it is uncertain how the Index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETNs than if the Index had a longer performance history.

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Minimum redemption amount — You must elect to redeem at least 50,000 ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.

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Your redemption election is irrevocable — You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.

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Potential automatic acceleration — In the event the indicative value of the ETNs is equal to $5.00 or less on any Index Business Day or the intraday index value on any Index Business Day decreases 30% from the most recent Monthly Initial Closing Level, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the Acceleration Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per ETN and may be zero if the level of the Index continues to decrease during trading on one or more Index Business Days during the Acceleration Measurement Period as measured by the Index Performance Ratio on one or more Index Business Days during the Acceleration Measurement Period.

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Fees. In addition, any Fee Shortfall will reduce the Coupon Amount, if any, for the following Coupon Valuation Date.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s call right — UBS may elect to redeem all outstanding ETNs at any time on any Exchange Business Day (or if such day is not an Exchange Business Day, the next Exchange Business Day) on or after May 29, 2012, as described in the ETRACS Prospectus under the heading “Specific Terms of the ETNs — UBS’s Call Right.” If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETNs. Alternatively, if the ETNs have increased in value, you may have to invest your proceeds in a lower-return investment.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: etracs.com

1The issuer credit rating is as of January 10, 2012 and pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

2The Current Annual Index Yield as of December 31, 2011 is calculated by Wells Fargo and is determined by taking the most recently declared distribution of each of the Business Development Companies that constitute the Index (“constituent BDC”), and creating an annualized yield for each constituent BDC by (i) multiplying that number by the dividend frequency and (ii) dividing the resulting number by the current market price of the applicable constituent BDC. The Current Annual Index Yield is the sum of the products of those individual annualized yields of each constituent BDC and their relative weights in the Index. The Current Annual Leveraged Yield is derived by multiplying the Current Annual Index Yield by the leverage factor, 2, and subtracting hypothetical fees of 1.11%. The hypothetical fees include the Annual Tracking Fee of .85% and an assumed financing rate of .258%. The actual Coupon Amounts payable under the ETNs (if any) are based on the cash distributions that a hypothetical holder of Index constituents would have been entitled to receive during the relevant period, reduced by the Accrued Fees. The Accrued Fees as of any date of determination are the sum of (i) The Accrued Tracking Fee as of such date (which is based on the Annual Tracking Fee), (ii) the Accrued Financing Charge as of such date and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date, if any. Because the Accrued Fees take into account the performance of the Index, as measured by the Index Factor, the absolute level of the Accrued Fees are dependant on the path taken by the Index Closing Level to arrive at its ending level. In addition, the Accrued Fees include a floating financing rate (i.e., a variable rate) rather than a fixed rate of .258%. Therefore, the assumed fees and financing charges used to calculate the Current Annual Leveraged Yield are purely hypothetical and will necessarily be different, and could be substantially different (either greater or less) than the actual fees and financing charges (i.e., the Accrued Fees) that will reduce the Coupon Amounts and ultimately determine the actual annual yield that an investor might receive under the ETNs. THE ACTUAL ANNUAL ETN YIELD THAT INVESTORS MAY RECEIVE WILL BE DIFFERENT, AND COULD BE SUBSTANTIALLY DIFFERENT (EITHER GREATER OR LESS) THAN THE CURRENT ANNUAL LEVERAGED YIELD. YOU ARE NOT GUARANTEED ANY COUPON OR DISTRIBUTION AMOUNT UNDER THE ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www. sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

This product is not issued, sponsored or advised by Wells Fargo & Company or its affiliates and Wells Fargo & Company makes no representation or guarantee regarding the performance of investing in this product. Wells Fargo & Company does not guarantee that the Index referenced by the product has been accurately calculated and shall not have any liability for any error in the calculation.

NYSE Arca, Inc. (“NYSE Arca”), which acts as calculation agent for the Wells Fargo Business Development Company Index (the “Index”), is not affiliated with UBS AG, Wells Fargo & Company or Wells Fargo Securities, LLC (together, “Wells Fargo”) and does not approve, endorse, review or recommend this Product; ETRACS 2xLeveraged Long Wells Fargo Business Development Company Index is based on the Index, and the value of such Index is derived from sources deemed reliable, but NYSE Arca and its suppliers do not guarantee the correctness or completeness of the Index, its values or other information furnished in connection with the Index.

NEITHER WELLS FARGO NOR NYSE ARCA MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE INDEX, TRADING BASED ON THE INDEX, OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE TRADING OF THE ETRACS 2XLEVERAGED LONG WELLS FARGO BUSINESS DEVELOPMENT COMPANY INDEX, OR FOR ANY OTHER USE.

ETRACS 2xLeveraged Long Wells Fargo Business Development Company Index is not issued, guaranteed, sponsored or advised by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express or implied, to investors in the Product or any member of the public regarding the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market, and no guarantee of performance of the ETRACS 2xLeveraged Long Wells Fargo Business Development Company Index. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to the ETRACS 2xLeveraged Long Wells Fargo Business Development Company Index. Wells Fargo has no obligation to take into consideration the ETRACS 2xLeveraged Long Wells Fargo Business Development Company Index or investors in the Product when determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the issuance, listing, registration, distribution, administration, trading or redemption or settlement by the issuer or otherwise of the ETRACS 2xLeveraged Long Wells Fargo Business Development Company Index.

WELLS FARGO DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR OF ANY DATA SUPPLIED BY IT OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG AND THE ETRACS 2XLEVERAGED LONG WELLS FARGO BUSINESS DEVELOPMENT COMPANY INDEX, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF INDEX OR OF THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX AND THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL WELLS FARGO HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Wells Fargo Securities, Wells Fargo, Wells Fargo® Business Development Company Index and Wells Fargo Securities, LLC are trademarks of Wells Fargo & Company and have been licensed for use by UBS AG. Other marks may be trademarks of their respective owners. All rights reserved.

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